 ADVANCED BIOTHERAPY, INC.
Administration
141 West Jackson Blvd.
Suite 2182
Chicago, IL 60604

Telephone 312-427-1912
Fax 312-427-5396
www.advancedbiotherapy.com

January 4, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Advanced Biotherapy, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 File No. 000-26323
Dear Mr. Rosenberg:

I am responding to your letter dated December 1, 2006 regarding the Form 10-KSB filed for the fiscal year ended December 31, 2005 by Advanced Biotherapy, Inc. (“Company”). The Company previously requested an extension until January 4, 2007, in which to respond to your letter.

Statements of Operations, page F-3

1. The caption “Vesting of Options and Warrants (non-cash)” does not identify the nature of the expense, i.e., within “Research and development” or “Administrative salaries and benefits.” Please provide to us, using disclosure type format, proposed revisions to the statement of operations disclosing the amounts attributable to each operating expense caption by either parenthetically noting the amount of equity-related charge being excluded from the line item, or by removing the caption “Vesting of Options and Warrants (non-cash)” and parenthetically noting with the appropriate line item the amount of equity-related charge that is included in that line item. This comment also applies to your Forms 10-QSB for each of the three quarters in fiscal 2006 as well.

We will revise our statement of operations in our amended Form 10-KSB for the fiscal year ended December 31, 2005, to clarify that the non-cash expense is for research and development consulting fees. We will revise all interim financial statements to reflect this as well in our amended Forms 10-QSB for the three fiscal quarters in 2006. The proposed revisions to our statement of operations, in disclosure type format, are contained on page 3 of the Addendum hereto consisting of the Proposed Restated Financial Statements and Notes to Financial Statements. Note particularly that the Company has retitled the caption “Vesting of Options and Warrants (non-cash)” to “Consulting, research & development (non-cash).”

Jim B. Rosenberg
Senior Assistant Chief Accountant
January 4, 2007

Note 5 - Patents and Patents Pending

2. Patents and patents pending represent 69% of total assets at December 31, 2005. Please provide us the following in disclosure type format:

•	Disaggregate the total carrying value by patent indicating those that are patents pending.
•	More fully describe the nature of costs that are capitalized and expensed.

We will revise our note disclosures in Note 5 to include a table segregating the patent costs into pending and granted. We will also revise the notes to clarify that the costs capitalized are primarily the attorneys’ fees paid by the Company. The proposed revisions, in disclosure type format, are contained in the Addendum (page 12) in the first two sentences of Note 5 - Intangible Assets, Patents and Patents Pending, and in the ensuing summary separating the costs of patents into pending and granted.

Note 7 - Concentrations, page F-13

Bank Accounts and Investments, page F-13

3. It appears that you have auction rate securities that you are classifying as cash equivalents. Please note that these securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of Statement 95. Accordingly, please revise your presentation of cash flows from auction rate securities to follow the guidance in paragraph 18 of SFAS 115. Refer to the “Current Accounting and Disclosure Issues” in the Division of Corporation Finance which can be accessed from the following link: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Jim B. Rosenberg
Senior Assistant Chief Accountant
January 4, 2007

We have reviewed both Statement 95 and Statement 115 as well as the Current Accounting and Disclosure Issues and the Company has determined that the auction rate securities are not a cash equivalent. The balance sheet and cash flows statements for December 31, 2004 and 2005 will be revised to separate these securities from cash and cash equivalents and to report the purchase/sale of them as a financing activity on the statements of cash flows. The proposed revisions, in disclosure format, are set forth in the Addendum attached hereto on pages 2 and 5. The Company has removed paragraph 2 of Note 7 that referred to “auction rate securities.” Further, on the Balance Sheet (page 2 of the Addendum), please note the separation of auction rate securities, and on the Statements of Cash Flows (page 5 of the Addendum) the Company has added the line item “(Purchase) sale of auctions rate securities” under “Cash Flows From Financing Activities.”

Note 12 - Conventional Convertible Debt, page F-21

4. We note that you reduced the conversion price from $.25 to $.24 with respect to the 2000 and the 2002 convertible notes. Please provide to us, your analysis of the accounting impact of these reductions, and tell us how your accounting treatment complies with paragraphs 3 and 4 of SFAS 84.

Upon review of SFAS No. 84, we concluded that there was an error in the accounting for the change in value of the converted debt. We will restate the financial statements for this error for the years ended December 31, 2004 and December 31, 2005.

The change in value of the converted debt results from the two incentives offered to the debt holders to convert the debt: (a) the reduced rate for the conversion (affecting an increase in the number of shares to be issued) and (b) the issuance of common stock for the interest that would have been accrued from April to September 30, 2004 (the original maturity date of the debt). The interest paid by issuance of common stock was already recorded in 2004, when the transaction occurred.

The accounting impact of the reduction was to add additional financing expenses to the transaction. This was valued by comparing the number of shares that would have been issued had the principal and interest accrued at March 31, 2004 been converted at $0.25 per share to the number of shares issued for that same amount at $0.24.

If the Company had used the original conversion rate, we would have issued 9,949,894 shares of common stock. Instead, we issued 10,364,473. The difference is 414,579 shares. At March 31, 2004, the stock price was $0.36 per share. The difference in the FMV and the conversion rate of $0.24 was $0.12 per share. Using that difference, we calculated additional value to the conversion of $49,749, essentially a beneficial conversion feature. The financial statements and notes will be corrected to clarify the transaction, include the additional financing expense and to disclose the valuation of the change.

Jim B. Rosenberg
Senior Assistant Chief Accountant
January 4, 2007

The impact of the additional finance charge due to the reduction of the conversion price will result in an increase of $49,749 in our net loss for the year ended December 31, 2004, resulting in a total net loss of $2,490,444 for the year ended December 31, 2004. The proposed revisions to the financial statements, in disclosure format, are contained in the Addendum. Also, Note 12 - Conventional Convertible Debt - to the financial statements will be revised. Please note the revisions to the last three sentences of the last paragraph on page 21 of the Addendum and the last three sentences of paragraph four on page 22 of the Addendum.

The Company believes that its internal controls, disclosure controls and procedures were adequate with respect to the originally filed Form 10-KSB, and Forms 10-QSB referenced above but recognizes that its former CFO was unfamiliar with the technical accounting procedure for reduction in the conversion price of convertible notes. The Company believes that its internal disclosure controls and procedures continue to be adequate with respect to its status as development stage company and its past and current business regarding research and development of its patent portfolio. The Company has not generated revenue from operations for several years.

The Company recognizes that the balance of the comments raised by the Commission in its letter dated December 1, 2006, relate to reclassifications of certain patents and patent pending costs, its auction rate securities that actually were liquidated after the period in question and the specific expense regarding vesting of options and warrants (non-cash), none of which results in any additional expense to the Company from such reclassifications. We will acknowledge in our amended Form 10-KSB that we have taken steps to improve our internal controls and disclosure controls.

Exhibit 31.1 & 31.2 - Rule 13a-14(a)/15d-14(a) Certifications

5. Please confirm that in future filings your certifications will not make references to the reporting being an “annual” or “quarterly” report. Further, please confirm that you will include the language omitted in the introductory paragraph of 5) in all future certifications. Refer to paragraph (31) of Item 601 of Regulation S-K.

The Company confirms that in future filings its certifications will not make references to the reporting being an “annual” or “quarterly” report and further confirms that it will include the language omitted in the introductory paragraph of 5) in all future certifications.

Jim B. Rosenberg
Senior Assistant Chief Accountant
January 4, 2007

6. In connection with your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christopher W. Capps
Christopher W. Capps
President and Chief Executive Officer

cc:	Tabatha Akins, Staff Accountant Securities and Exchange Commission

Jim B. Rosenberg
Senior Assistant Chief Accountant
January 4, 2007

ADDENDUM

Proposed Financial Statements
and
Notes to Financial Statements
for Fiscal Year Ended December 31, 2005 (25 pages)

ADVANCED BIOTHERAPY, INC. (A DEVELOPMENT STAGE ENTERPRISE) BALANCE SHEETS	Proposed Financial Statements 01/04/2007

	December 31,	December 31,
	2005	2004
	(Restated)	(Restated)

ASSETS

CURRENT ASSETS
Cash	$22,068	$67,337
Auction rate securities	-	300,000
Notes receivable - related party	46,619	46,619
Interest receivable - related party	18,090	15,060
Deposits and prepaid expenses	-	32,001
Total Current Assets	86,777	461,017

PROPERTY, PLANT AND EQUIPMENT, net	294,428	315,101

OTHER ASSETS
Deferred loan origination fees, net of accumulated amortization	7,283	26,319
Patents and patents pending, net of accumulated amortization	883,002	842,503
Total Other Assets	890,285	868,822

TOTAL ASSETS	$1,271,490	$1,644,940

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$246,776	$220,007
Accounts payable and accrued expenses - related party	182,200	49,000
Current portion of convertible notes payable	4,490,485	-
Total Current Liabilities	4,919,461	269,007

LONG-TERM DEBT
Convertible notes payable, net of current portion	1,286,134	4,945,413
Note payable to related parties	127,631	127,631
Total Long-Term Debt	1,413,765	5,073,044

Total Liabilities	6,333,226	5,342,051

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' DEFICIT
Preferred stock, par value $0.001; 20,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock, par value $0.001; 200,000,000 shares authorized,
54,348,346 and 54,032,557 shares issued and outstanding, respectively	54,347	54,032
Additional paid-in capital	6,998,563	6,574,786
Stock options and warrants	1,235,551	865,916
Deficit accumulated during development stage	(13,350,197)	(11,191,845)
Total Stockholders' Deficit	(5,061,736)	(3,697,111)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,271,490	$1,644,940

The accompanying notes are an integral part of these financial statements.
2

ADVANCED BIOTHERAPY, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENTS OF OPERATIONS	Proposed Financial Statements 01/04/2007

			From Inception
			(December 2, 1985)
	Year Ended December 31,		through
	2005	2004	December 31, 2005
		(Restated)	(Restated)

REVENUES	$-	$-	$89,947

OPERATING EXPENSES
Research and development	277,617	557,807	3,915,534
Promotional fees	256	27,678	62,570
Professional fees	181,367	202,730	2,961,074
Business development	81,500	-	81,500
Consulting, research & development (non-cash)	549,700	172,200	1,231,609
Warrants - scientific advisory board	1,900	-	1,900
Directors' fees	97,173	40,500	299,053
Depreciation and amortization	100,296	117,893	880,406
Administrative salaries and benefits	249,229	275,280	1,377,998
Insurance	54,770	78,586	324,452
Shareholder relations and transfer fees	20,092	47,465	311,398
Rent	20,400	91,561	351,378
Travel and entertainment	24,573	55,917	330,799
Telephone and communications	5,799	10,987	62,417
Office	6,451	10,361	81,868
General and administrative	20,337	48,624	751,756
Total Operating Expenses	1,691,460	1,737,589	13,025,712

LOSS FROM OPERATIONS	(1,691,460)	(1,737,589)	(12,935,765)

OTHER INCOME (EXPENSES)
Miscellaneous income	2,682	3,000	27,682
Interest and dividend income	5,056	18,818	171,439
Internal gain on sale of securities	-	-	157,520
Forgiveness of debt	145,400	-	2,192,837
Forgiveness of payables	-	-	45,396
Loss on disposal of office equipment	-	-	(2,224)
Loss on impairment of patents	(28,823)	(14,852)	(43,675)
Interest expense	(591,207)	(759,821)	(2,963,407)
Total Other Income (Expenses)	(466,892)	(752,855)	(414,432)

LOSS BEFORE INCOME TAXES	(2,158,352)	(2,490,444)	(13,350,197)

INCOME TAXES	-	-	-

NET LOSS	$(2,158,352)	$(2,490,444)	$(13,350,197)

BASIC AND DILUTED NET LOSS
PER COMMON SHARE	$(0.04)	$(0.05)

WEIGHTED AVERAGE NUMBER OF
BASIC AND DILUTED COMMON STOCK
SHARES OUTSTANDING	54,137,820	52,102,082

The accompanying notes are an integral part of these financial statements.
3

ADVANCED BIOTHERAPY, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENT OF STOCKHOLDERS' DEFICIT	Proposed Financial Statements 01/04/2007

					Deficit
					Accumulated
	Common Stock		Additional	Stock	During
			Paid-in	Options and	Development
	Shares	Amount	Capital	Warrants	Stage	Total

Balance, December 31, 2002	43,601,317	$43,600	$3,937,923	$580,027	$(6,592,961)	$(2,031,411)

Contribution of capital by shareholders in
form of foregone interest	-	-	4,230	-	-	4,230

Common stock issued in exchange
for convertible debt at $0.25 per share	788,991	789	196,460	-	-	197,249

Stock issued for cash at an average price of
$0.01 per share from the exercise of options	150,000	150	1,350	-	-	1,500

Stock returned in settlement of notes
and accrued interest receivable	(1,603,789)	(1,604)	(238,964)	-	-	(240,568)

Stock options issued in exchange
for services	-	-	-	34,200	-	34,200

Stock issued for cashless exercise of
warrants at $0.00 per share	151,846	152	7,059	(7,211)	-	-

Net loss for the year ended
December 31, 2003	-	-	-	-	(2,108,440)	(2,108,440)

Balance, December 31, 2003	43,088,365	43,087	3,908,058	607,016	(8,701,401)	(4,143,240)

Contribution of capital by shareholders in
form of foregone interest	-	-	4,480	-	-	4,480

Common stock issued in exchange
for convertible debt at $0.24 per share	10,896,275	10,897	2,654,496	-	-	2,665,393

Stock options issued to directors in
exchange for services	-	-	-	94,500	-	94,500

Stock options and warrants issued in
exchange for services, one third vested	-	-	-	172,200	-	172,200

Stock issued for cashless exercise of warrants
at $0.16 per share	47,917	48	7,752	(7,800)	-	-

Net loss for the year ended
December 31, 2004 (restated)	-	-	-	-	(2,490,444)	(2,490,444)

Balance, December 31, 2004 (restated)	54,032,557	$54,032	$6,574,786	$865,916	$(11,191,845)	$(3,697,111)

Contribution of capital by shareholders in
form of foregone interest	-	-	4,455	-	-	4,455

Common stock issued to Paul Hopper
in exchange for services at $0.19 per share	315,789	315	59,684	-	-	59,999

Stock options issued to directors in
exchange for services	-	-	-	97,173	-	97,173

Stock options and warrants issued in
exchange for services, one third vested	-	-	-	172,200	-	172,200

Stock options and warrants in exchange
for services	-	-	-	459,900	-	459,900

Expiration of stock options	-	-	359,638	(359,638)	-	-

Net loss for the year ended
December 31, 2005	-	-	-	-	(2,158,352)	(2,158,352)

Balance, December 31, 2005 (restated)	54,348,346	$54,347	$6,998,563	$1,235,551	$(13,350,197)	$(5,061,736)

Summary of required information regarding stock issuances can be found in Note 8.

The accompanying notes are an integral part of these financial statements.
4

ADVANCED BIOTHERAPY, INC. (A DEVELOPMENT STAGE ENTERPRISE) STATEMENTS OF CASH FLOWS	Proposed Financial Statements 01/04/2007
			From Inception
			(December 2, 1985)
	Year Ended December 31,		through
	2005	2004	December 31, 2005
		(Restated)	(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(2,158,352)	$(2,490,444)	$(13,350,197)
Adjustments to reconcile net loss to cash
used in operating activities:
Depreciation and amortization	100,296	117,893	822,518
Loss on disposal of equipment	-	-	2,224
Loss on impairment of patents	28,823	14,852	43,675
Investment income	-	-	(157,520)
Expenses paid through issuance of common stock	59,999	-	291,339
Expenses paid through issuance
of common stock warrants and options	729,273	266,700	1,399,462
Accrued interest paid by convertible debt	591,206	759,821	2,573,298
Expenses paid through contribution
of additional paid-in capital	4,455	4,480	64,746
Organization costs	-	-	(9,220)
Decrease (increase) in assets:
Marketable securities	-	2,000,000	-
Deposits and prepaid expenses	32,001	22,966	-
Interest receivable	(3,030)	(3,030)	(58,658)
Deferred loan origination cost	-	-	(157,295)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	26,769	71,280	324,317
Accounts payable and accrued expenses - related parties	133,200	(57,205)	241,168

Net cash used in operating activities	(455,360)	707,313	(7,970,143)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(858)	(81,232)	(385,339)
Acquisition of patents	(129,051)	(303,335)	(1,204,605)

Net cash used in investing activities	(129,909)	(384,567)	(1,589,944)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	-	2,457,254
(Purchase) sale of auctions rate securities	300,000	(300,000)	-
Internal gain on sale of securities	-	-	157,520
Proceeds from convertible notes	240,000	-	6,754,000
Proceeds from notes payable	-	-	388,508
Payments on notes payable	-	-	(175,127)

Net cash provided by financing activities	540,000	(300,000)	9,582,155

Net increase (decrease) in cash	(45,269)	22,746	22,068

Cash, beginning	67,337	44,591	-

Cash, ending	$22,068	$67,337	$22,068

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest expense paid	$-	$1,239	$341,166
Income taxes paid	$-	$-	$-

NON-CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for a loan payable	$-	$-	$213,381
Common stock issued for notes receivable	$-	$-	$246,619
Common stock returned in payment of
notes and interest receivable	$-	$-	$240,568
Common stock issued on cashless exercise of warrants	$-	$7,800	$15,011
Common stock issued for convertible debt	$-	$-	$707,156
Forgiveness of debt	$145,400	$-	$145,400

The accompanying notes are an integral part of these financial statements.
5

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Advanced Biotherapy, Inc. was originally incorporated December 2, 1985 under the laws of the State of Nevada as Advanced Biotherapy Concepts, Inc. On July 14, 2000, the Company incorporated a wholly owned subsidiary, Advanced Biotherapy, Inc. in the State of Delaware. On September 1, 2000, the Company merged with its wholly owned subsidiary, effectively changing its name to Advanced Biotherapy, Inc. (hereinafter “the Company” or “ABI”) and its domicile to Delaware.

The Company is involved in the research and development for the treatment of autoimmune diseases in humans, most notably, multiple sclerosis, rheumatoid arthritis, and certain autoimmune skin diseases and AIDS. The Company conducts its research in Maryland. The Company’s fiscal year-end is December 31. The Company is a development stage enterprise.

The Company has been in the development stage since its formation in 1985 and has not realized any significant revenues from its planned operations. It is primarily engaged in the research and development of the treatment of autoimmune diseases in humans, most notably, multiple sclerosis and rheumatoid arthritis.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

For the year ended December 31, 2005, the Company incurred a net loss of $2,158,352 and had an accumulated deficit during the development stage of $13,350,197. The Company has limited funds for research and development costs and operations and it does not have a source of revenues to continue its operations, research and development costs or to service its debt at maturity beyond such funding. For the twelve-month period subsequent to December 31, 2005, the Company anticipates that its minimum operating cash requirements to continue as a going concern will be approximately $6,000,000. The future of the Company is dependent upon securing additional debt or equity funding and future profitable operations from the commercial success of its medical research and development of products to combat diseases of the human immune system. Management’s goal is to forge a collaborative relationship with either a pharmaceutical or biotechnology company. If successful, future cash requirements may be met through licensing fees and royalties. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Advanced Biotherapy, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company’s financial statements are prepared using the accrual method of accounting.

Recent Accounting Pronouncements
In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations at December 31, 2005.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140” (hereinafter “SFAS No. 155”). This statement established the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity (“SPE”) may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations at December 31, 2005.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” (hereinafter “SFAS No. 154”) which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 to have a material impact on its consolidated financial position, results of operations, or cash flows at December 31, 2005.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company at December 31, 2005.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, “Accounting for Stock Based Compensation.” This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” The Company believes adoption of this statement will have an immaterial effect on the financial statements of the Company, as the Company currently accounts for stock based compensation under SFAS No. 123.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Accounting for Long-Lived Assets
In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. The Company has adopted this statement and does not believe any adjustments are needed to the carrying value of its assets at December 31, 2005.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all bank accounts, certificates of deposit, money market accounts and short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109 to allow recognition of such an asset.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Reclassifications
Certain amounts from prior periods have been reclassified to conform with the current period presentation. These reclassifications have resulted in no changes to the Company’s accumulated deficit or net losses presented.

Promotional Fees
Promotional fees are charged to operations in the year incurred. Promotional fees amounted to $256 and $27,678 for the years ended December 31, 2005 and 2004, respectively.

Advertising Expenses
Advertising expenses consist primarily of costs incurred in the design, development, and printing of Company literature and marketing materials. The Company expenses all advertising expenditures as incurred. The Company did not incur advertising expenses for the years ended December 31, 2005 and 2004.

Research and Development Costs
Costs of research and development are expensed as incurred.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. No liability has been recorded in the accompanying financial statements, because of the relative immateriality of this obligation.

Revenue Recognition
Upon entering into license agreements with other companies, revenue will be recognized when fees are earned. Prior to 1994, revenues were recognized when fees for services related to research activities were received.

Fair Value of Financial Instruments
The carrying amounts for cash, investments, deposits and prepaid expenses, receivables, accounts payable, accrued liabilities, notes payable and convertible debt approximate their fair value.

Deferred Loan Origination Fees
During the year ended December 31, 2000, the Company entered into convertible subordinated debt, which required the payment of loan origination fees. See Note 12. These loan origination fees are amortized over the life of the related debt and were fully amortized at December 31, 2005. During the years ended December 31, 2005 and 2004, the Company recorded amortization expense related to these fees of $-0- and $19,368, respectively.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

During the year ended December 31, 2002, the Company entered into convertible subordinated debt, which required the payment of loan origination fees. See Note 12. These loan origination fees, which totaled $7,283, net of accumulated amortization at December 31, 2005, are amortized over the life of the related debt. During the years ended December 31, 2005 and 2004, the Company recorded amortization expense related to these fees of $19,036 and $25,336 and respectively.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At December 31, 2005 and 2004, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Diluted earnings (loss) per share is computed by dividing the net income (loss), adjusted for interest expense on convertible debt, by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of the exercisable stock options (516,310 shares), warrants (993,023 shares), and convertible debt (19,781,699 shares). Diluted net loss per share is the same as basic net loss per share as inclusion of the common stock equivalents would be antidilutive.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of three to thirty-nine years. During the year ended December 31, 2005, the Company placed the clean room in service and wrote off a total of $5,380 of fully depreciated assets as they had been abandoned.

The following is a summary of property, equipment and accumulated depreciation at December 31, 2005 and 2004:

	December 31, 2005		December 31, 2004
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Lab equipment	$31,891	13,450	$31,891	$3,875
Office equipment	13,777	11,905	12,918	10,621
Furniture and fixtures	22,539	10,918	22,539	7,214
Clean room	271,786	9,292	271,786	2,323
	$339,993	45,565	$339,134	$24,033

Depreciation expense for the years ended December 31, 2005 and 2004 was $21,532 and $15,287, respectively.

NOTE 4 - INVESTMENTS

Marketable Securities
In 2004, the Company’s investments in equity securities that are intended to be held for a short period are classified as trading securities. These securities are recorded at fair value as current assets on the balance sheet under the caption of marketable securities. The change in fair value of those securities is included in earnings during the period presented. During the year ended December 31, 2005, a total of $300,000 was redeemed and transferred to cash with no gain or loss being recognized.

NOTE 5 - INTANGIBLE ASSETS

Patents and Patents Pending
Costs relating to the development and approval of patents, primarily fees paid to the Company’s attorneys, are capitalized and amortized using the straight-line method over seventeen years. The exceptions to this are research and development costs which are expensed in the period they are incurred, Patents prior to 1998 have been abandoned; therefore, an abandonment loss on patents of $14,852 has been recognized. The Company’s patents relate to the treatment of autoimmune diseases.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

The following is a summary of the costs of patents and patents pending:

	Cost	Accumulated Amortization	Net Amount
Balance, December 31, 2003	$772,219	$(160,295)	$611,924
2004 Activity	303,332	(57,901)	245,431
Abandonment of Patents	(109,162)	94,310	(14,852)
Balance, December 31, 2004	966,389	(123,888)	842,503
2005 Activity	131,803	(64,537	67,266
Abandonment of Patents	(35,000)	8,235	(26,765)
Balance at December 31, 2005	$1,063,192	$(180,190)	$883,002

The following is a summary of the costs of patents separated into pending and granted:

	2005	2004
Pending Patents	$796,948	$707,473
Granted Patents	266,244	258,916

Total Cost of Patents	$1,063,192	$966,389

NOTE 6 - RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004, the Company has notes receivable in the aggregate amount of $46,619 from non-officer/director shareholders of the Company in connection with a payment plan for the purchase of Company stock. The notes accrue interest at a rate of 6.5% per annum and mature on December 31, 2007.

The note payable to related parties consists of a loan payable to one of the Company’s directors. The note has no specific due date, is currently uncollateralized, and is non-interest bearing, however, interest is calculated at the applicable federal rate each quarter. The calculated interest of $4,455 and $4,480 was recorded during the year ending December 31, 2005 and 2004, respectively, as interest expense and contributed capital in the accompanying financial statements because the note holder elected to forgive this interest.

See Note 13 for related party occupancy agreements.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 7 - CONCENTRATIONS

Bank Accounts and investments
The Company maintains cash in a money market account at a bank in California. The funds on deposit are not insured by the FDIC and, therefore, a total of $2,973 and $68,397 is at risk on December 31, 2005 and 2004, respectively.

NOTE 8 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Information regarding the number of shares issued and consideration received is as follows:
	Common Stock
	Average price per share	Shares	Amount	Additional Paid-in Capital
Common stock issued for cash:
1985	$.50	100,000	$100	$49,900
1986	1.00	639,500	640	678,861
1987	1.00	850,500	850	759,650
1988	1.00	25,000	25	24,975
1993	.25	2,402,000	2,402	475,900
1995	.05	1,000,000	1,000	49,000
1996	.05	520,000	520	25,480
1997	.09	1,800,500	1,801	153,749
1998	.10	305,000	305	30,195
1999	.05	3,158,000	3,158	151,993
		10,800,500	10,801	2,399,703

Common stock issued for patents assigned:
1984	.01	550,000	5,500	-
1985, adjustment to reflect change in number and par value of shares outstanding	-	2,750,000	(2,200)	2,200
		3,300,000	3,300	2,200

Common stock issued for acquisitions:
1985	.01	13,333,500	13,334	(41,112)

Common stock issued for note receivable:
1986	1.00	10,000	10	9,990
2000	.05	4,932,380	4,932	241,687
		4,942,380	4,942	251,677
Common stock returned in payment of notes receivable:
2003	.16	(1,603,789)	(1,604)	(238,964)

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

	Common Stock
	Average price per share	Shares	Amount	Additional Paid-in Capital
Contribution of additional paid-in capital:
1991	-	-	-	35,825
1999	-	-	-	28,098
2000	-	-	-	9,735
2001	-	-	-	8,113
2002	-	-	-	5,635
2003	-	-	-	4,230
2004				4,480
2005		-	-	4,455
-			-	100,571

Stock subscriptions:
1999	.05	650,000	650	31,850

Cancellation of escrowed shares in 1999	.001	(850,000)	(850)	850
Reissued escrowed shares cancelled in error:
2001	.001	850,000	850	(850)
		-	-	-

Common stock issued for services (1):
1988	.50	25,000	25	12,475
1989	.38	25,000	25	9,475
1990	.66	37,375	37	24,635
1991	.51	159,500	160	81,010
1992	.75	62,500	62	46,563
1993	.25	120,000	120	29,880
1996	.05	308,500	308	13,832
1997	.05	155,500	155	7,619
1999	.05	99,190	99	4,860
2005	.19	315,784	315	59,684
		1,308,354	1,306	290,033

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

	Common Stock
	Average price per share	Shares	Amount	Additional Paid-in Capital
Common stock issued to replace unrecorded certificates:
1988	.001	1,200	1	(1)
1992	.001	500	1	(1)
2000	.001	100,000	100	(100)
		101,700	102	(102)

Common stock issued for forgiveness of accounts payable (1):
1990	.50	25,000	25	12,475
1996	.05	150,000	150	7,350
		175,000	175	19,825

Common stock issued in payment of notes payable (1):
1993	.25	200,000	200	49,800
2000	.05	1,714,995	1,715	84,035
		1,914,995	1,915	133,835

Common stock issued in payment of loans payable (1):
2000	.05	2,552,625	2,553	125,078

Common stock issued for commissions (1):
1993	.001	1,260,000	1,260	-

Common stock issued for convertible debt:
2001	.25	1,605,346	1,605	399,504
2002	.25	1,147,706	1,147	285,781
2003	.25	788,991	789	196,460
2004	.25	10,896,275	10,897	2,654,496
		14,438,318	14,385	3,536,241

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

	Common Stock
	Average price per share	Shares	Amount	Additional Paid-in Capital

Expiration of stock options
2005	-	-		210,738

Stock warrants exercised:
2003 (cashless exercise)	.05	151,846	152	7,059
2004 (cashless exercise)	.16	47,917	48	7,752
		199,763	200	14,811
Stock options exercised:
1997	.01	325,000	325	2,929
2000	.01	350,000	350	3,150
2002	.04	150,000	150	5,850
2003	.01	150,000	150	1,350
		975,000	975	13,279
Total		54,348,346	$54,347	$6,998,563

(1)	Per share amounts determined by information deemed most reliable based on circumstances of each case: trading price at time of issuance or value of services received.

Effective with the merger in September 2000 of Advanced Biotherapy Concepts, Inc. into its wholly owned subsidiary, each issued and outstanding share of Advanced Biotherapy Concepts, Inc. common stock was converted automatically into one share of $0.001 par value common stock of Advanced Biotherapy, Inc.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Effective December 26, 2002, the Company amended its articles of incorporation to increase the maximum amount of its authorized common stock to 200,000,000 shares.

Stock Bonus Plan
In January 2000, the Company approved a stock bonus plan the purpose of which is to retain personnel of experience and ability in the employ of the Company and to compensate them for their contributions to the growth of the Company, thereby inducing them to continue to make such contributions in the future. During January 2000, the Company issued 9,200,000 shares of common stock under this plan to certain key officers and directors subject to various restrictions. Such stock bonuses were issued at the weighted average price at which the Company had been selling shares of stock out of authorized but yet unissued common stock to third parties during the six months immediately preceding the issuance of the bonus shares, or $0.05 per share. On February 7, 2004, the board of directors unanimously approved the repurchase and cancellation of 1,603,789 of these shares of common stock at the fair market value of $0.16 per share in satisfaction of outstanding notes receivable and accrued interest. At December 31, 2004, a total of 2,403,789 shares were available under this plan. During 2005, the Company terminated its Stock Bonus Plan. All shares available under the plan are to be available for grant under the Company’s Omnibus Equity Incentive Plan. See Note 10.

NOTE 9 - PREFERRED STOCK

The Company has authorized 20,000,000 shares of $0.001 par value preferred stock. As of December 31, 2005, the Company has not issued any preferred stock.

NOTE 10 - STOCK OPTIONS AND ISSUANCE COMMITMENTS

Omnibus Equity Incentive Plan
In 2000, the board of directors approved an Omnibus Equity Incentive Plan, which was later approved by the stockholders in December 2001. The purpose of the plan is to promote the long-term success of the Company and the creation of stockholder value by encouraging employees, outside directors and consultants to focus on the achievement of critical long-range objectives. The plan endeavors to attract and maintain such individuals with exceptional qualifications and to link them directly to stockholder interests through increased stock ownership. The plan seeks to achieve this purpose by providing for awards in the form of restricted shares, stock units, options (which may constitute incentive stock options or non-statutory stock options) and stock appreciation rights (“SAR’s”). The aggregate number of options, SARs, stock units and restricted shares awarded under the plan was initially 4,000,000 common shares plus an annual increase of the lesser of two and one-half percent of the total number of common shares then outstanding or 250,000 common shares. At December 31, 2005, there are 10,000 shares available under this plan.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

During January, 2004, the Company approved the issuance of stock options to its board of directors to purchase a total of 270,000 shares of the Company’s stock at $0.42 per share for services rendered during the year ended December 31, 2004. The options vest immediately and have a term of ten years. In accordance with Statement of Financial Accounting Standard No. 123, the fair value of the options was estimated using the Black Scholes Option Price Calculation. The following assumptions were made to value the stock options: strike price at $0.10-$0.20; risk free interest rate of 4%; expected life of five to ten years; and expected volatility of 62% to 92% with no dividends expected to be paid. The Company recorded expenses totaling $515,173 ($0.10 per option for the value of these options based upon these Black Scholes assumptions.

The following is a summary of the Company's equity compensation plans:

Plan	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders (1)	4,990,000	$0.18	260,000

(1) Omnibus Equity Incentive Plan

Following is a summary of the status of the options during the years December 31, 2005 and 2004:
	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	6,087,953	$0.16
Granted	270,000	0.16
Exercised	-	-
Forfeited	-	-
Options outstanding at December 31, 2004	6,357,953	$0.17
Granted	5,178,453	0.15
Exercised	-	-
Forfeited/Expired	(2,637,953)	(0.14)

Options outstanding at December 31, 2005	8,898,453	$0.16
Weighted average fair value of options granted in 2005		$0.10
Options exercisable at December 31, 2005	7,698,453	$0.17

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Summarized information about stock options outstanding and exercisable at December 31, 2005 is as follows:

	Outstanding Options
Exercise Price Range	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.10 - $0.42	8,898,453	6.41	$ 0.16

	Exercisable Options
Exercise Price Range	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.10 - $0.42	7,698,453	6.77	$ 0.17
For non-vested options as of December 31, 2005, an expense of $168,100 had not yet been recognized over a weighted average remaining vesting period of 0.10 years.

NOTE 11 - NON-CASH COMMITMENT AND WARRANTS

During February 2003, the Company issued warrants to purchase a total of 100,000 shares of common stock to two outside consultants. These warrants have an exercise price of $0.16 per share, expire in seven years, and vest over a period of three years, with the first one-third of such warrants vesting in 2005, the next one-third in 2005 and the remaining one-third vesting in 2006. In accordance with Statement of Financial Accounting Standard No. 123, the fair value of the warrants was estimated using the Black Scholes Option Price Calculation. The following assumptions were made to value the stock warrants: strike price at $0.16, risk free interest rate of 5%, expected life of seven years, and expected volatility of 82% with no dividends expected to be paid. The Company records an expense for the value of these warrants based upon these Black Scholes assumptions of $12,300 ($0.123 per option) over the three years as the warrants vest.

During the year ended December 31, 2004, a warrant to purchase 100,000 shares of common stock was exercised using the cashless conversion feature, resulting in the issuance of 47,917 shares of common stock.

Summarized information about stock warrants outstanding and exercisable at December 31, 2005 is as follows:

	Number of warrants	Weighted Average Remaining Life	Average exercise price
Outstanding	5,504,227	4.11	$0.16
Exercisable	5,350,894	4.20	$0.16

During 2005, the Company granted warrants to purchase up to 380,000 shares of common stock at an exercise price of $0.10 - $0.20 per share for services. Subject to the terms of such warrants, 260,000 warrants are presently exercisable, and expire February 24, 2015 through August 24, 2015. The remaining 120,000 warrants vest 1/3 each year commencing December 31, 2006.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 12 - CONVENTIONAL CONVERTIBLE DEBT

2000 Convertible Notes
During the year ended December 31, 2000, the Company sold in a private placement to accredited investors $1,510,500 of convertible subordinated debt due and payable September 30, 2005. The debt bears interest at the rate of 10% per annum and is payable semi-annually in cash or through the issuance of additional convertible subordinated debt. This debt was convertible into shares of Company common stock at a conversion price equal to $0.25 per share, subject to certain anti-dilution provisions. As of December 31, 2004 a total of $497,912 of unpaid accrued interest was converted to additional convertible debt.

The Company offered the convertible subordinated debt pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, promulgated under the Securities Act. In connection with the placement of the debt, the Company paid a loan origination fee of $113,288 to its financial advisor, in addition to the granting of an option to the financial advisor to purchase an equivalent principal amount of convertible subordinated debt at the face amount thereof over a period of ten years. The aforementioned fee was fully amortized as of December 31, 2004. Amortization for the year ended December 31, 2003 was $19,368.

During the year ended December 31, 2001, a total of $355,000 original debt and $46,109 of accrued interest and previously converted interest was converted into 1,605,346 shares of common stock at $0.25 per share. During the year ended December 31, 2002, a total of $245,000 original debt and $41,928 of accrued interest and previously converted interest was converted into 1,147,706 shares of common stock at $0.25 per share. During the year ended December 31, 2003, a total of $152,500 original debt and $35,393 of accrued interest and previously converted interest was converted into 751,574 shares of common stock at $0.25 per share.

In February, 2004 the Company offered the holders of the remaining $773,000 of unconverted convertible debt an incentive of a reduced conversion price from $0.25 to $0.24 and payment of interest through the maturity date of September 30, 2005, if the holders would convert prior to April 30, 2004. The Company issued 4,558,771 shares for the principal and accrued interest through March 31, 2004, valued at $1,094,105 and 222,404 shares of common stock valued at $53,377 for the additional interest from April to September. Additionally, since the Company changed the conversion price, following SFAS No. 84, the Company calculated additional interest equal to the difference in the fair market value on the date of the conversion and the new conversion rate, multiplied by the difference in the shares converted. The Company recorded interest expense totaling $21,882 for this difference.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

2002 Convertible Notes due September 30, 2004
During the year ended December 31, 2002, the Company sold in a private placement to accredited investors 2002 Subordinated Convertible Pay-in-kind Notes due September 30, 2004 ("2002-2005 convertible notes") in the principal amount of $1,148,500 in cash. A Company director personally guaranteed a total of $500,000 worth of this debt offering. The 2002-2004 convertible notes bear interest at the rate of 11% per annum payable semi-annually in cash or through the issuance of additional 2002-2004 convertible notes.

This debt is convertible into shares of Company common stock at a conversion price equal to $0.25 per share, subject to certain anti-dilution provisions. The Company offered the convertible subordinated debt pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, promulgated under the Securities Act. In connection with the placement of the debt, the Company paid a loan origination fee of $41,895 to two advisors, together with a warrant to acquire 239,400 shares of common stock at $0.25 per share. The loan was totally amortized at December 31, 2005.

During the year ended December 31, 2004, a total of $8,000 original debt and $1,354 of accrued interest and previously converted interest was converted into 37,416 shares of common stock at $0.25 per share.

In February, 2004 the Company offered the holders of the remaining $1,140,500 of unconverted convertible debt an incentive of a reduced conversion price from $0.25 to $0.24 and accrual of interest through the maturity date of September 30, 2005, if the holders would convert prior to April 30, 2004. The Company issued 5,805,702 shares for the principal and accrued interest through March 31, 2004, valued at $1,393,369 and 311,635 shares of common stock valued at $74,800 for the additional interest from April to September. Additionally, since the Company changed the conversion price, following SFAS No. 84, the Company calculated additional interest equal to the difference in the fair market value on the date of the conversion and the new conversion rate, multiplied by the difference in the shares converted. The Company recorded interest expense totaling $27,867 for this difference.

2002 Convertible Notes due June 1, 2006
During the year ended December 31, 2002, the Company sold in a private placement to accredited investors 2002 Subordinated Convertible Pay-in-kind Notes due June 1, 2006 ("2002-2006 convertible notes") in the principal amount of $3,055,000 in cash. The interest rate of the 2002-2006 convertible notes is 11% per annum for $2,555,000 of the debt, and 12.5% per annum for $500,000 of the debt. Interest is payable semi-annually in cash or through the issuance of additional 2002-2006 convertible notes. As of December 31, 2005, unpaid accrued interest of $1,428,085 has been converted to additional convertible debt, which totaled $4,483,085 at year end.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

This debt is convertible into shares of Company common stock at a conversion price equal to $0.25 per share, subject to certain anti-dilution provisions. The Company offered the convertible subordinated debt pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, promulgated under the Securities Act. In connection with the placement of the debt, the Company paid a related party a loan origination fee of $60,000. Amortization of the loan origination fee for the year ended December 31, 2005 was $53,750.

At December 31, 2005, the remaining 2002-2006 notes, including converted accrued interest, could be converted into a total of 17,932,339 shares of common stock.

2004 Convertible Notes due September 30, 2007
During the year ended December 31, 2003, the Company sold in a private placement to accredited investors 2004 Subordinated Convertible Pay-in-kind Notes due September 30, 2007 ("2003-2007 convertible notes") in the principal amount of $800,000 in cash. The interest rate of the 2003-2007 convertible notes is 12% per annum, payable semi-annually in cash or through the issuance of additional 2004-2007 convertible notes. The unpaid accrued interest as of December 31, 2005 of $58,976 has been converted to additional convertible debt.

This debt is convertible into shares of Company common stock at a conversion price equal to $0.25 per share, subject to certain anti-dilution provisions. The Company offered the convertible subordinated debt pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, promulgated under the Securities Act.

At December 31, 2005, the remaining 2003-2007 notes, including converted accrued interest, could be converted into a total of 4,135,556 shares of common stock.

2005 Convertible Notes
During the year ended December 31, 2005, the Company sold in a private placement to Officer/Directors and an accredited investor 2005 Subordinated Convertible Pay-in-kind Notes due September 30, 2009 in the principal amount of $240,000 in cash. The interest rate of the 2005 convertible notes is 12% per annum, payable semi-annually in cash or through the issuance of additional 2005 convertible notes. The unpaid accrued interest as of December 31, 2005 of $12,245 has been converted to additional convertible debt.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Occupancy Agreements
During the period ended March 31, 2003, the Company entered a verbal agreement to pay approximately $4,000 a month to a firm owned by the Company’s chief executive officer and chief financial officer for tax preparation services, monthly accounting, and reimbursement for rent and employee benefits. A total of $65,321 was paid during 2004 under this month-to-month agreement. Under this verbal agreement, a total of $24,200 has been accrued in the financial statements as of December 31, 2005

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

The Company also entered into a verbal agreement for research and development laboratory space with a firm, which has as a shareholder, one of the directors of Advanced Biotherapy, Inc. This agreement calls for a monthly rent of $6,110 along with reimbursement for research and development services at a monthly cost of $12,000. A total of $300,283 was paid during 2004 under this month-to-month agreement.

Contracts
During the first quarter of 2005, the Company entered into an agreement with a consultant whereby the consultant will utilize its established process and reasonable commercial efforts to secure a commercial relationship with potential candidates. This commercial relationship may include the license or transfer of intellectual property, product rights, manufacturing rights, patents, or development assistance. A fees will be paid to the consultant in the amount of $5,000 per month for services provided between January 1, 2005 and September 30, 2005 upon the Company receiving funding either in the form of a licensing agreement or equity or debt financing. Additionally, the consultant will be reimbursed for reasonable out-of-pocket costs. A success fee is included in the agreement of the Company enters into a commercial relationship within eighteen months from the termination of the agreement with candidates brought to the company by the consultant. This agreement was terminated on September 30, 2005.

In April 2004, the Company entered into an agreement for an unrelated entity to identify possible product development, distribution or license agreement opportunities. The term of the contract is one year with automatic one-year renewals. Compensation terms include a 10% commission on 3rd party sales or warrants to purchase common stock for milestones reached on research contracts. This agreement was terminated on December 31, 2004.

In July 2005, the Company entered into a contract with an unrelated party to provide investment banking services related to a possible private placement or other sale of securities by the Company. The Company paid a retainer of $5,000 and, in the event a private placement is executed, will pay a total commission of 8.5% of proceeds received. Of this commission, 7.5% will be paid in cash and 1% in the form of warrants. This agreement was terminated on January 31, 2004.

NOTE 14 - INCOME TAXES

The following is a reconciliation of income tax, computed at the federal statutory rate, to the provision for taxes:

	December 31, 2005		December 31, 2004
	Amount	Percent	Amount	Percent
Federal tax (benefit)	$(490,000)	(34)%	$(817,000)	(34)%
State tax (benefit)	(111,000)	(8)%	(192,000)	(8)%
Valuation allowance	601000	42%	1,009,000	42%
	$-	-	$-	-

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets at December 31, 2005 and 2004 are as follows:

	December 31, 2005	December 31, 2004
Deferred tax asset:
Net operating loss carryforwards	$4,061,000	$3,257,000
General business credit carryforwards	95,000	74,000
Excess book accumulated amortization	24,000	29,000
	4,180,000	3,360,000
Deferred tax liabilities:
Excess tax accumulated depreciation	3,000	3,000
Total deferred tax asset	4,177,000	3,357,000
Valuation allowance for deferred tax asset	(4,177,000)	(3,357,000)
Net deferred tax asset	$-	$-

At December 31, 2005, the Company has federal net operating loss carryforwards of approximately $8,100,000, which expire in the years 2006 through 2024, state net operating loss carryforwards of approximately $6,200,000, which expire in the years 2010 through 2013, and general business credit carryforwards of approximately $74,000, which expire in the years 2012 through 2023. At December 31, 2005 and 2004, federal net operating losses expired in the amount of approximately $259,000 and $195,000, respectively. A total of approximately $221,000 federal net operating losses is set to expire on December 31, 2005.

The change in the valuation allowance account from December 31, 2004 to December 31, 2005 was $890,000, which is principally due to the change in management’s estimates as well as an increase in the Company’s net operating loss carryforward including expiration of prior years’ net operating losses.

NOTE 15 - SUBSEQUENT EVENTS

Subsequent to the financial statements the company entered into consulting agreements with two Director/Shareholders whereby the consultants will utilize its established process and reasonable commercial efforts to secure a commercial relationship with potential candidates. This commercial relationship may include the license or transfer of intellectual property, product rights, manufacturing rights, patents, or development assistance. A fee will be paid to the consultant in the amount of $5,000 per month for services provided between January 1, 2006 and June 30, 2006, in the form of common stock priced at $0.10 per share. A success fee is included in the agreement of the Company enters into a commercial relationship.

ADVANCED BIOTHERAPY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Subsequent to the financial statements two officer/Directors loaned the Company a cumulative amount of $125,000 in the form of a conventional term note, due and payable on June 30, 2006 bearing at interest rate of 12% per year. The Company was also loaned $35,000 by two non-Officer/Director shareholders under the same terms and conditions.

NOTE 16 - CORRECTION OF AN ERROR

The accompanying financial statements for December 31, 2005 and 2004 have been restated to correct an error in the recording of interest expense. The Company discovered there was an error in the accounting for the proper amount of interest expense related to the conversion of debt into shares of common stock. The effect of the restatement was to increase the additional paid-in capital and net loss in the amount of $49,749, with a de minimus effect on the earnings per share amount.

The following is a summary of the effect:

As of December 31, 2004:
	As Originally Filed	As Corrected	Change
Financial Position
Additional Paid-in Capital	$6,525,037	$6,574,786	$49,749
Net Loss	$2,440,695	$2,490,444	$49,749
Deficit Accumulated	$11,042,096	$11,191,845	$49,749

Results of Operations
Interest Expense	$710,072	$759,821	$49,749

As of December 31, 2005:

	As Originally Filed	As Corrected	Change
Financial Position
Additional Paid-in Capital	$6,948,814	$6,998,563	$49,749
Deficit Accumulated	$13,300,448	$13,350,197	$49,749